

April 11, 2012

Via-Email
Mr. Gregory Garrabrants
Chief Executive Officer
BofI Holding, Inc.
12777 High Bluff Drive, Suite 100
San Diego, CA 92130

     Re: **BofI Holding, Inc.**
              Form 10-K for the Fiscal Year Ended June 30, 2011
              Filed September 13, 2011
              File No. 000-51201

Dear Mr. Garrabrants:

We have reviewed your response letter dated April 4, 2012 and have the following comment.

Form 10-K for the Fiscal Year Ended June 30, 2011

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Sale of Unregistered Securities, page 25

1.   We refer to your response to prior comment 2. For the preferred stock transactions during the fiscal years ended June 30, 2009 and 2010, in your next response letter please provide all the information required in answer to Item 701 of Regulation S-K including, without limitation, the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and the facts relied upon to make the exemption available.

Please address questions to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3434.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney